UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 001-33068

                           ULTRAPETROL BAHAMAS LIMITED
                 (Translation of registrant's name into English)

                         Ocean Centre, Montagu Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the pricing press release issued by Ultrapetrol (Bahamas) Limited on October 13, 2006.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          ULTRAPETROL (BAHAMAS) LIMITED


Dated:  October 13, 2006                        By: /s/ Felipe Menedez R.
                                                    ----------------------
                                                Name:   Felipe Menendez R.
                                                Title:  President and Chief
                                                        Executive Officer

                                                                       Exhibit 1
                                                                       ---------



ULTRAPETROL (BAHAMAS) LIMITED ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING

Nassau, Bahamas, October 13, 2006 - Ultrapetrol (Bahamas) Limited (the "Company") today announced that its initial public offering of 12,500,000 shares of common stock has been priced at $11.00 per share. In addition, selling shareholders have granted the underwriters an option to purchase up to an additional 1,875,000 shares of common stock at the initial public offering price to cover over-allotments. The Company is an industrial transportation company serving the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market.

The Company, based in Argentina, owns and operates an extensive and diverse fleet of vessels, including barges, pushboats, platform supply vessels, tankers, oil-bulk-ore vessels and passenger ships. The Company's common stock is listed on the Nasdaq Global Market under the symbol "ULTR".

The managing underwriters and joint book-runners for the offering are UBS Securities LLC and Bear, Stearns & Co. Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as lead manager and Jefferies & Company, Inc., Raymond James & Associates, Inc. and DVB Capital Markets LLC are acting as co-managers.

Detailed information about the Company and the offering are contained in the Company's prospectus for the offering. A copy of the final prospectus related to this offering may be obtained from:

     UBS Securities LLC                         Bear, Stearns & Co. Inc.
     299 Park Avenue                            383 Madison Avenue
     New York, New York 10171                   New York, New York 10179
     Attention: Syndicate Desk                  Attention: Prospectus Department

A registration statement relating to this offering was filed with and declared effective by the Securities and Exchange Commission on October 12, 2006. The offering is being made solely by means of a prospectus. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.